

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

<u>Via U.S. Mail</u>

Penfei Liu
Chief Executive Officer
China Marine Food Group Limited
Da Bao Industrial Zone, Shishi City
Fujian, China
362700

> **Re: China Marine Food Group Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **File Number 001-34422**

Dear Mr. Liu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director